# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TransCode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L501
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 07/17/2026
Amends the filing with accession number 0001104659-25-100081
Filed by CIK 0001297567
Persons authorized to receive notices and communications: Cindy Chiu, CK Life Sciences Int'l., (Holdings) Inc., 7th Fl, Cheung Kong Center, 2 Queen's Rd, Central Hong Kong, Hong Kong (K3), -, (852) 2126 1212; Steven Y Li, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- DEFJ, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 83,285; shared voting power 0; sole dispositive power 83,285; shared dispositive power 0; aggregate amount beneficially owned 83,285 (8.8% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 83,285 shares of common stock, $0.0001 par value per share ("Common Stock") of TransCode Therapeutics, Inc. (the "Company"), held directly by DEFJ, LLC. The reported amount excludes (i) 11,813,859 shares of Common Stock issuable upon conversion of 1,181.3859 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series A Preferred Stock"), and (ii) 2,237,337 shares of Common Stock issuable upon conversion of 223.7337 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").
  
  Note to Row 13: Based on 950,302 shares of Common Stock outstanding as of May 12, 2026 as disclosed in the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026.
- CK Life Sciences Int'l., (Holdings) Inc. (CIK 0001297567): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 83,285; shared voting power 0; sole dispositive power 83,285; shared dispositive power 0; aggregate amount beneficially owned 83,285 (8.8% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 83,285 shares of Common Stock, held directly by DEFJ, LLC. The reported amount excludes (i) 11,813,859 shares of Common Stock issuable upon conversion of 1,181.3859 shares of Series A Preferred Stock, and (ii) 2,237,337 shares of Common Stock issuable upon conversion of 223.7337 shares of Series B Preferred Stock.
  
  Note to Row 13: Based on 950,302 shares of Common Stock outstanding as of May 12, 2026 as disclosed in the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TransCode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Comment: This Amendment No.2 ("Amendment No.2") supplements and amends the Schedule 13D filed on October 16, 2025 (the "Original Statement") as amended by Amendment No. 1, filed on October 28, 2025 ("Amendment No. 1" and, together with the Original Statement and this Amendment No. 2, the "Schedule 13D") which relates to the Common Stock of the Company. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the below disclosure following the last paragraph:

On July 17, 2026, DEFJ submitted an irrevocable conversion notice (the "Conversion Notice") to the Company providing that, contingent upon Company stockholder approval of Proposals 1 and 2 set forth in the Company's proxy statement filed with the SEC on June 2, 2026 for its 2026 annual meeting, DEFJ will, on the third business day following approval of Proposals 1 and 2, convert 21.6755 shares of Series B Preferred Stock into 216,755 shares of Common Stock, such that DEFJ will hold approximately 9.99% of the Company's outstanding Common Stock as of such date.

## Signatures
- DEFJ, LLC: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/ Manager (07/17/2026)
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/Director (07/17/2026)